Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5796 jnunes@sidley.com

March 27, 2026

Kayla Roberts, Esq.
Office Chief
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:	Nomura Commercial Asset Depositor Company LLC

Registration Statement on Form SF-3

Filed February 10, 2026

File No. 333-293355

Dear Ms. Roberts:

On behalf of Nomura Commercial Asset Depositor Company LLC (the “Registrant”), we thank you for your letter of March 11, 2026 concerning the Registration Statement on Form SF-3 filed by the Registrant on February 10, 2026 (the “Registration Statement”). We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf. For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below. The Registrant is filing its Pre-Effective Amendment No. 1 to the Registration Statement simultaneously with the submission of this letter.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

The Registrant confirms that the depositor or any issuing entity previously established by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as required by General Instruction I.A.2. of Form SF-3.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

March 27, 2026
Kayla Roberts, Esq.

Summary of Terms

Distributions

E. Shortfalls in Available Funds, page 42

2.	We note your disclosure here of various types of shortfalls in available funds which will reduce distributions to the classes of certificates or trust components with the lowest payment priorities. This includes shortfalls resulting “from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement.” Please revise to clarify that such shortfalls will not include any expenses or costs incurred by the certificate administrator or any other party administering an asset review vote or referring a dispute for mediation or arbitration.

The Registrant has revised the disclosure to clarify that overhead and internal costs of any party to the pooling and servicing agreement in administering an asset review vote or in connection with referring a dispute for mediation or arbitration are not reimbursable by the trust.

Out-of-pocket costs and expenses (e.g., external counsel fees) incurred by such parties may be reimbursable by other parties or by the trust. For example, with respect to an asset review, the mortgage loan seller is obligated to reimburse the certificate administrator for out-of-pocket expenses incurred by the certificate administrator in the asset review process, payable as part of the purchase price of any repurchased mortgage loans. Any such out-of-pocket costs or expenses that are not so reimbursed will be reimbursable to the certificate administrator as additional trust fund expenses. In general, out-of-pocket costs and expenses incurred by pooling and servicing agreement parties in the performance of their duties are reimbursable by the trust. The trust is an ownership trust, and the sole role of such parties is to act on behalf of the certificateholders, who own the trust in its entirety.

Risk Factors

Office Properties Have Special Risks, page 66

3.	Your form of prospectus provides, “as a result of the COVID-19 pandemic office properties have been experiencing lower than historical utilization levels and it is uncertain whether utilization levels return to levels experienced prior to the COVID-19 pandemic.” This risk factor does not appear to reflect the current state of the COVID-19 pandemic and related market conditions. Please revise to update.

March 27, 2026

Kayla Roberts, Esq.

The Registrant has revised this risk factor to better reflect the impact of the COVID-19 pandemic on office utilization levels.

Condominium Ownership May Limit Use and Improvements, page 79

4.	We note your bracketed disclosure on page 81 regarding condominium regimes established with respect to land only. Please revise your disclosure to describe the specific risks that a land condominium regime would pose to investors, and explain how such risks differs from those disclosed with respect to condominiums generally. Refer to Item 105 of Regulation S-K.

The Registrant has revised this risk factor to describe in greater detail the risks that a land condominium regime would pose to investors and how they differ from those disclosed with respect to condominiums generally.

Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May

Disproportionately Increase Losses, page 82

5.	We note your disclosure here and elsewhere throughout your form of prospectus describing the risk associated with concentrations of mortgaged properties in particular geographic areas. We also note your cross-reference to Description of the Mortgage Pool—Mortgage Pool Characteristics on page 169. Please provide bracketed disclosure stating that, if 10% or more of the pool in any one state or other geographic region is present, you will describe any economic or other factors specific to such state or region that may materially impact the pool asset or pool asset cashflows. Refer to Item 1111(b)(14) of Regulation AB.

The Registrant has added bracketed disclosure stating that if 10% of mortgage loans by outstanding balance are secured by properties in a particular state or other jurisdiction, any economic or other factors specific to such state or other jurisdiction that may materially impact the pool asset or pool asset cashflows will be discussed in the prospectus.

Transaction Parties

The Asset Representations Reviewer, page 221

6.	We note your cross-reference to the section entitled Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties (on page 396) for a description of the material affiliations between the asset representations reviewer and other transaction parties. Please confirm, and revise your prospectus as necessary to clarify, that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transaction. Please also confirm that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. See Item 1101(m) of Regulation AB.

March 27, 2026

Kayla Roberts, Esq.

The Registrant confirms that the asset representations reviewer (a) will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transaction and (b) will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. The Registrant has revised the above-captioned section of the prospectus to direct the reader to the section of the prospectus where the restrictions are set forth.

Credit Risk Retention

Qualifying CRE Loans, page 235

7.	Your disclosure refers to certain credit risk requirements under “Regulation RR of the Securities Act.” Please revise your disclosure here and elsewhere in the form of prospectus, as necessary, to reflect that Regulation RR is promulgated under the Securities Exchange Act.

The Registrant has revised this disclosure to reflect that Regulation RR is promulgated under the Securities Exchange Act.

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

8.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed the remaining exhibits with Amendment No. 1.

March 27, 2026

Kayla Roberts, Esq.

Please feel free to contact me at (212) 839-5796 or jnunes@sidley.com with any questions or comments. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Jonathan Nunes

Jonathan Nunes

cc:	Natalie Grainger, Nomura Amy Chan, Nomura